UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(a)and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 7*)

NEULION, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64128J101

(CUSIP Number)

Roy E. Reichbach, Esq.
NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
(516) 622-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   64128J 101

1.	Names of Reporting Persons: Charles B. Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power:	34,115,192 (1)

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	34,115,192 (1)

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,115,192 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row 11: 20.1% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Consists of (i) 10,008,198 shares of common stock (the “Common Stock”) held directly by Mr. Wang, (ii) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren of which Mr. Wang is the trustee, (iii) 22,820,650 shares of Common Stock held by AvantaLion LLC (“AvantaLion”), and (iv) 1,030,304 shares of Common Stock underlying 2,588,050 warrants that are only exercisable on a cashless basis (the number of shares shown is the number of shares that such warrants would have been exercisable for on February 13, 2014), held directly by Mr. Wang.  AvantaLion is a Delaware limited liability company controlled by Mr. Wang.  This number does not include (a) 39,700,056 shares of Common Stock held directly by Nancy Li, Mr. Wang’s spouse, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, (c) 2,250,000 shares of Common Stock underlying options held by Ms. Li, (d) 7,341,715 shares of Common Stock underlying Class 3 Preference Shares (assuming a 1:1 conversion) owned by JK&B Capital V Special Opportunity Fund, L.P. (“JK&B Special Opp.”), a limited partnership in which Mr. Wang has an 86% pecuniary interest (in the aggregate, Mr. Wang has a pecuniary interest in 6,313,875 of the Class 3 Preference Shares), (e) 4,692,274 shares of Common Stock underlying Class 4 Preference Shares (assuming a 1:1 conversion) owned by JK&B Special Opp. (in the aggregate, Mr. Wang has a pecuniary interest in 4,035,356 of the Class 4 Preference Shares owned by JK&B Special Opp.) and (f) 5,000,000 shares of Common Stock held by the Charles B. Wang Multigenerational 2012 Trust (the “2012 Trust”).  Mr. Wang does not have voting or dispositive power over the securities owned by Ms. Li, JK&B Special Opp. or the 2012 Trust.  The 2012 Trust is an irrevocable trust of which Mr. Wang is not a trustee and does not have voting or dispositive power over the securities owned by it.  Mr. Wang disclaims beneficial ownership of all securities held by Ms. Li, JK&B Special Opp. and the 2012 Trust, and this report shall not be construed as an admission that Mr. Wang is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

(2) Based on 168,996,694 shares of Common Stock issued and outstanding as of November 5, 2013, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP No.   64128J 101

ITEM 1.           SECURITY AND ISSUER

This Schedule 13D/A relates to common stock, $0.01 par value (the “Common Stock”), of NeuLion, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1600 Old Country Road, Plainview, NY 11803.

ITEM 2.           IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D/A is being filed by Charles B. Wang.

(b)	Residence or Business Address:

The business address of Mr. Wang is c/o NeuLion, Inc. 1600 Old Country Road, Plainview, NY  11803.

(c)	Present Principal Occupation or Employment:

Mr. Wang has been the Chairman of the Board of the Issuer since October 2008.  Mr. Wang has also been the owner of the New York Islanders Hockey Club, L.P., a member club of the National Hockey League, since July 2000 and is a real estate developer.

(d)	Criminal Convictions:

During the last five years, Mr. Wang has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Wang is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule 13D/A is being filed to reflect that, on June 5, 2013, a transaction was effected, as described in further detail in Item 5(c) below.

ITEM 4.           PURPOSE OF TRANSACTION

The information included in Item 3 above and Item 5 below is hereby incorporated herein by reference.

CUSIP No.   64128J 101

Other than pursuant to his activities as a director of the Company, Mr. Wang does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of February 13, 2014, Mr. Wang beneficially owned (i) 10,008,198 shares of Common Stock held directly, (ii) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren of which Mr. Wang is the trustee, (iii) 22,820,650 shares of Common Stock held by AvantaLion and (iv) 1,030,304 shares of Common Stock underlying 2,588,050 warrants that are only exercisable on a cashless basis (the number of shares shown is the number of shares that such warrants would have been exercisable for on February 13, 2014), held directly, representing 20.1% of the total issued and outstanding Common Stock, based on 168,996,694 shares of Common Stock issued and outstanding as of November 5, 2013. Mr. Wang disclaims beneficial ownership of all securities held by Ms. Li, JK&B Special Opp. and the 2012 Trust, and this report shall not be construed as an admission that Mr. Wang is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Power to Vote and Dispose of the Issuer Shares:

Mr. Wang has sole voting and dispositive power over the 10,008,198 shares of Common Stock held directly by him, 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren of which Mr. Wang is the trustee, 22,820,650 shares of Common Stock held by AvantaLion and 1,030,304 shares of Common Stock underlying 2,588,050 warrants that are only exercisable on a cashless basis (the number of shares shown is the number of shares that such warrants would have been exercisable for on February 13, 2014), held directly.

(c)	Transactions Effected During the Past 60 Days:

As previously reported, on September 25, 2012, the Issuer completed a private placement of units (“Units”).  Each Unit consisted of one share of Common Stock and one-half of one warrant, and each full warrant entitled the holder thereof to purchase one share of Common Stock at $0.30 for 30 months following the closing date of the offering.  Mr. Wang purchased 2,334,500 Units in the offering using his personal funds and loaned the Issuer CDN$533,100, which was evidenced by a convertible note in the amount of $545,628.

At the Issuer’s Annual Meeting of Stockholders on June 5, 2013, the Issuer’s stockholders approved the conversion of the convertible note held by Mr. Wang.  Upon such approval, the loan principal of $545,628 plus accrued interest of $22,692 automatically converted into 2,841,600 shares of Common Stock and 1,420,800 warrants, as follows, all in accordance with the terms of the convertible note:

•	$568,320 (the sum of the principal and interest) was divided by the conversion price of $0.20 per share of Common Stock; and

•	the resulting quotient of 2,841,600 was the number of shares of Common Stock issued, and half that amount, or 1,420,800, was the number of warrants issued.

Mr. Wang has not effected any transactions in the Common Stock during the past 60 days, except for the acquisition on December 19, 2013 of 39,734 shares of Common Stock as semi-annual compensation for his services as a director of the Issuer.

CUSIP No.   64128J 101

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information included in Items 3 and 5(b) above is hereby incorporated herein by reference.

Other than the arrangements described under this Schedule 13D/A, Mr. Wang has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS

1.	Power of Attorney (incorporated by reference to Exhibit 24 to Mr. Wang’s Form 3 filed with the Securities and Exchange Commission on June 8, 2009)

CUSIP No.   64128J 101

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
(Date)

/s/ Roy E. Reichbach, attorney-in-fact
(Signature)

Roy E. Reichbach
(Name)